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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TNS, INC.
(Name of Subject Company (Issuer))

TNS, INC.
(Names of Filing Person (Offeror))

Common Stock, par value $.001 per share
(Title of Class of Securities)

872960109
(CUSIP Number of Class of Securities)

Michael Q. Keegan, Esq.
Executive Vice President, General Counsel and Secretary
TNS, Inc.
11480 Commerce Park Drive, Suite 600
Reston, Virginia 20191
(703) 453-8429
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey E. Jordan Arent Fox PLLC 1050 Connecticut Ave., NW Washington, DC 20036 (202) 857-6473	Barbara L. Becker James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$166,500,000	$19,597.05

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 9,000,000 shares of the outstanding common stock, par value $0.001 per share, at a price per share of $18.50 in cash.

**
The amount of the filing fee equals $117.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by TNS, Inc., a Delaware corporation ("TNS" or the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to purchase for cash up to 9,000,000 shares of its Common Stock, par value $0.001 per share (the "Common Stock"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A) and (a)(l)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

        The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to Items 1-11 of this Schedule TO, and as set forth below.

Item 1. Summary Term Sheet.

        The information set forth in the Offer to Purchase in the section titled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   The name of the issuer is TNS, Inc. The address of TNS' principal executive offices is 11480 Commerce Park Drive, Suite 600, Reston, VA 20191. TNS' telephone number is (703) 453-8300.

        (b)   The information set forth in the Offer to Purchase in the sections titled "Introduction" and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase in the section titled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)   The name of the filing person is TNS, Inc. TNS is the subject company. The address of TNS' principal executive offices is 11480 Commerce Park Drive, Suite 600, Reston, VA 20191. TNS' telephone number is (703) 453-8300.

        Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of TNS:

Name	Position
John J. McDonnell, Jr.	Chairman of the Board and Chief Executive Officer
Brian J. Bates	President, Chief Operating Officer and Director
John J. McDonnell III	Executive Vice President, Corporate Development and Director
Philip A. Canfield	Director
Collin E. Roche	Director
Bruce V. Rauner	Director
John B. Benton	Director
Stephen X. Graham	Director
George G. Moore	Director
Heidi R. Goff	Executive Vice President and General Manager, POS Division
Henry H. Graham, Jr.	Executive Vice President, Chief Financial Officer and Treasurer
Michael Q. Keegan	Executive Vice President, General Counsel and Secretary
Matthew M. Mudd	Executive Vice President, Technology
Mark G. Cole	Senior Vice President, Network Operations
Edward C. O'Brien	Senior Vice President, Corporate Controller

Alan R. Schwartz	Senior Vice President and General Manager, Financial Services Division
Barry S. Toser	Senior Vice President and General Manager, Telecommunication Services Division
Scott E. Ziegler	Senior Vice President and Chief Systems Officer

        The business address and telephone number of each of the above directors and executive officers is c/o TNS, Inc., 11480 Commerce Park Drive, Suite 600, Reston, VA 20191 and (703) 453-8300.

Item 4. Terms of the Transaction.

(a)(1)(i)	The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet," "Introduction," "The Offer—Terms of the Offer," and "Purchase of Shares and Payment of Purchase Price" is incorporated herein by reference.
(a)(1)(ii)
The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet," "Introduction," "The Offer—Terms of the Offer" and "The Offer-Source and Amount of Funds" is incorporated herein by reference.
(a)(1)(iii)
The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet," "Introduction," "The Offer—Terms of the Offer" and "The Offer—Extension of The Offer; Termination; Amendment" is incorporated herein by reference.
(a)(1)(iv)	Not applicable.
(a)(1)(v)	The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet" and "The Offer—Extension of the Offer; Termination; Amendment" is incorporated herein by reference.
(a)(1)(vi)	The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet" and "The Offer—Withdrawal Rights" is incorporated herein by reference.
(a)(1)(vii)
The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet," "The Offer—Procedures for Tendering Shares" and "The Offer—Withdrawal Rights" is incorporated herein by reference.
(a)(1)(viii)	The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet" and "The Offer—Purchase of Shares and Payment of Purchase Price" is incorporated herein by reference.
(a)(1)(ix)
The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet," "Introduction," and "The Offer—Purchase of Shares and Payment of Purchase Price" is incorporated herein by reference.
(a)(1)(x)	The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet" and "The Offer—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.
(a)(1)(xi)	Not applicable.
(a)(1)(xii)
The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet," "The Offer—Procedures for Tendering Shares," and "The Offer—U.S. Federal Income Tax Consequences" is incorporated herein by reference.
(a)(2)(i-vii)	Not applicable.
(b)
The information set forth in the Offer to Purchase in the section titled "The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	The information set forth in the Offer to Purchase in the sections titled "The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet" and "The Offer—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.
(b)	The information set forth in the Offer to Purchase in the section titled "The Offer—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.
(c)(1-10)
The information set forth in the Offer to Purchase in the sections titled "Introduction," "The Offer—Purpose of the Offer; Certain Effects of the Offer," "The Offer—Sources and Amount of Funds" and "The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet" and "The Offer—Source and Amount of Funds" is incorporated herein by reference.
(b)	The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet" and "The Offer—Source and Amount of Funds" is incorporated herein by reference.
(d)	The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet" and "The Offer—Source and Amount of Funds" is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)	The information set forth in the Offer to Purchase in the section titled "The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.
(b)
The information set forth in the Offer to Purchase in the section titled "The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase in the section titled "The Offer—Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

(a)	The information set forth in the Offer to Purchase in the section titled "The Offer—Financial Information" is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase in the section titled "The Offer—Financial Information" is incorporated herein by reference.

Item 11. Additional Information

(a)(1)	The information set forth in the Offer to Purchase in the section titled "The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.
(a)(2)	The information set forth in the Offer to Purchase in the section titled "The Offer—Legal Matters; Regulatory Approvals" is incorporated herein by reference.
(a)(3)	The information set forth in the Offer to Purchase in the section titled "The Offer—Legal Matters; Regulatory Approvals" is incorporated herein by reference.
(a)(4)	The information set forth in the Offer to Purchase in the section titled "The Offer—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.
(a)(5)	None.
(b)
The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated April 5, 2005.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated April 5, 2005, announcing the Offer.
(a)(5)(B)	Letter to Shareholders.
(b)(1)	Commitment Letter, dated April 4, 2005, by and among Transaction Network Services, Inc. and General Electric Capital Corporation.
(b)(2)
Form of Credit Agreement among Registrant, Transaction Network Services, Inc., General Electric Capital Corporation, various other lending institutions and GECC Capital Markets Group, Inc. (filed as Exhibit 4.5 to Amendment No. 4 the Company's Registration Statement on Form S-1 on March 1, 2004, and incorporated herein by reference).
(d)(1)	2004 Long-Term Incentive Plan (filed as Exhibit 10.5 to Amendment No. 5 the Company's Registration Statement on Form S-1 on March 16, 2004, and incorporated herein by reference).

(d)(2)	2001 Founders' Stock Option Plan (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1 on November 3, 2003, and incorporated herein by reference).
(d)(3)
Form of Amended and Restated Registration Agreement by and among the Company and the persons listed on Schedule A thereto (filed as Exhibit 4.2 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(4)
Stock Purchase Agreement dated April 3, 2001 between the Registrant and TNS Holdings, L.L.C., as amended (filed as Exhibit 4.3 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(5)
Form of Amended and Restated Senior Management Agreement between the Registrant and John J. McDonnell, Jr. (filed as Exhibit 10.6 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(6)
Form of Amended and Restated Senior Management Agreement between the Registrant and Brian J. Bates (filed as Exhibit 10.7 to Amendment No. 3 the Company's Registration Statement on Form S-1 on February 20, 2004, and incorporated herein by reference).
(d)(7)
Form of Amended and Restated Senior Management Agreement between the Registrant and Henry H. Graham, Jr. (filed as Exhibit 10.8 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(8)
Form of Amended and Restated Senior Management Agreement between the Registrant and John J. McDonnell III (filed as Exhibit 10.9 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(9)
Form of Amended and Restated Senior Management Agreement between the Registrant and Matthew M. Mudd (filed as Exhibit 10.10 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(10)
Form of Amended and Restated Senior Management Agreement between the Registrant and Edward C. O'Brien (filed as Exhibit 10.11 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(11)	Letter Agreement dated April 5, 2005, by and between the Company and the GTCR Funds.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TNS, INC.
	By:	/s/ HENRY H. GRAHAM, JR.
	Name:	Henry H. Graham, Jr.
	Title:	Executive Vice President and Chief Financial Officer
Dated: April 5, 2005

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 5, 2005.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated April 5, 2005, announcing the Offer.
(a)(5)(B)	Letter to Shareholders.
(b)(1)	Commitment Letter, dated April 4, 2005, by and among Transaction Network Services, Inc. and General Electric Capital Corporation.
(b)(2)
Form of Credit Agreement among Registrant, Transaction Network Services, Inc., General Electric Capital Corporation, various other lending institutions and GECC Capital Markets Group, Inc. (filed as Exhibit 4.5 to Amendment No. 4 the Company's Registration Statement on Form S-1 on March 1, 2004, and incorporated herein by reference).
(d)(1)	2004 Long-Term Incentive Plan (filed as Exhibit 10.5 to Amendment No. 5 the Company's Registration Statement on Form S-1 on March 16, 2004, and incorporated herein by reference).
(d)(2)	2001 Founders' Stock Option Plan (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1 on November 3, 2003, and incorporated herein by reference).
(d)(3)
Form of Amended and Restated Registration Agreement by and among the Company and the persons listed on Schedule A thereto (filed as Exhibit 4.2 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(4)
Stock Purchase Agreement dated April 3, 2001 between the Registrant and TNS Holdings, L.L.C., as amended (filed as Exhibit 4.3 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(5)
Form of Amended and Restated Senior Management Agreement between the Registrant and John J. McDonnell, Jr. (filed as Exhibit 10.6 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(6)
Form of Amended and Restated Senior Management Agreement between the Registrant and Brian J. Bates (filed as Exhibit 10.7 to Amendment No. 3 the Company's Registration Statement on Form S-1 on February 20, 2004, and incorporated herein by reference).

(d)(7)
Form of Amended and Restated Senior Management Agreement between the Registrant and Henry H. Graham, Jr. (filed as Exhibit 10.8 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(8)
Form of Amended and Restated Senior Management Agreement between the Registrant and John J. McDonnell III (filed as Exhibit 10.9 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(9)
Form of Amended and Restated Senior Management Agreement between the Registrant and Matthew M. Mudd (filed as Exhibit 10.10 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(10)
Form of Amended and Restated Senior Management Agreement between the Registrant and Edward C. O'Brien (filed as Exhibit 10.11 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(11)	Letter Agreement dated April 5, 2005, by and between the Company and the GTCR Funds.
(g)	Not applicable.
(h)	Not applicable.

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SCHEDULE TO
Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX